SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 103185 / June 4, 2025

Admin. Proc. File No. 3-21626

In the Matter of

EMPOWER CLINICS, INC.

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rule 13a-1. *Held*, it is in the public interest to revoke the registration of all classes of the company's securities.

APPEARANCES:

Steven J. McAuley, Chief Executive Officer, for Empower Clinics, Inc.

Sandhya C. Harris and *Samantha Williams* for the Division of Enforcement.

On September 7, 2023, the Securities and Exchange Commission issued an order instituting proceedings under Section 12(j) of the Securities Exchange Act of 1934 ("OIP") against Empower Clinics, Inc. (CIK No. 1109504; ticker: EPWCF) ("Respondent"), an issuer with a class of securities registered with the Commission, alleging that it did not file required periodic reports.[1] Respondent filed an answer to the OIP, but it later failed to respond to the Division of Enforcement's motion for summary disposition or to an order to show cause why it should not be deemed to be in default.[2] We now deem Respondent to be in default and revoke the registrations of its securities for the reasons below.

I.   Background

A.   The OIP alleged that Respondent violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.

As relevant here, Exchange Act Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to revoke the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[3]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered under Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[4] The periodic reports must be filed even if the registration is voluntary under Section 12(g).[5] Specifically, Rule 13a-1 requires issuers to file annual reports.[6] This requirement is imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[7] A violation of this provision does not require scienter.[8]

Here, the record shows that Respondent is a Canadian corporation located in Vancouver, British Columbia, with a class of securities registered with the Commission under Exchange Act

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[1]   *Empower Clinics, Inc.*, Exchange Act Release No. 98315, 2023 WL 5830476 (Sept. 7, 2023).

[2]   *Empower Clinics, Inc.*, Exchange Act Release No. 101003, 2024 WL 4170259 (Sept. 12, 2024).

[3]   15 U.S.C. § 78*l*(j).

[4]   *See id.* §§ 78m(a), 78*l*.

[5]   *See id.* §§ 78m(a), 78*l*(g).

[6]   17 C.F.R. § 240.13a-1.

[7]   15 U.S.C. § 78m(a).

[8]   *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Cap. Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998).

Section 12(g). Respondent's EDGAR filings further show that Respondent is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed an amended filing, a Form 20-F/A, on July 19, 2022, for the period ended December 31, 2020.[9]

The OIP additionally alleges that Respondent either failed to heed a delinquency letter from the Division of Corporation Finance requesting compliance with its periodic filing obligations or failed to maintain a valid address on file with the Commission and thus did not receive such letter. The OIP alleges that, as of August 7, 2023, unsolicited quotations for Respondent's common stock were quoted on OTC Link, whose parent company is OTC Markets Group, Inc.

B.   After filing an answer, Respondent failed to respond to the Division's motion for summary disposition or a show cause order.

On November 17, 2023, Respondent filed an answer to the OIP in which it admitted that it was delinquent in its periodic filings with the Commission and did not deny any of the OIP's other factual allegations, thus admitting them.[10] Respondent asserted that, although it had experienced resource constraints, revocation of the registration of its securities was not necessary because it had "been working diligently to get all its filings current and expect[ed] to have them completed in the near future." Respondent's CEO signed the answer and gave email and mail addresses. All subsequent documents in the proceeding were sent to the CEO at one, or more, of these addresses. The Division timely filed a motion for summary disposition on July 31, 2024, requesting the revocation of all registered classes of Respondent's securities. Despite having agreed to a briefing schedule for the Division's motion, Respondent did not file an opposition.[11]

The Commission subsequently ordered Respondent to show cause by September 26, 2024, why the registration of its securities should not be revoked due to its failure to respond to the Division's motion or otherwise to defend this proceeding.[12] The Commission warned Respondent that if it failed to respond to the order to show cause, it could be deemed to be in default, the proceeding could be determined against it, and the registration of its securities could be revoked. Respondent did not respond to the Division's motion or the show cause order.

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[9]   *See* Rule of Practice 323, 17 C.F.R. § 201.323 (providing that the Commission may take official notice of its "public official records").

[10]   *See* Rule of Practice 220(c), 17 C.F.R. § 201.220(c) ("Any allegation not denied [in an answer] shall be deemed admitted.").

[11]   *See Empower Clinics, Inc.*, Exchange Act Release No. 100454, 2024 WL 3291368 (July 2, 2024) (order setting agreed schedule for summary disposition briefing).

[12]   *Empower Clinics*, 2024 WL 4170259.

II.   Analysis

A.   We deem Respondent to be in default and find that Respondent violated the Exchange Act by failing to file required periodic reports.

Rule of Practice 155(a) provides that if a respondent fails "to respond to a dispositive motion within the time provided, or otherwise to defend the proceeding," the Commission may deem such a respondent to be in default and "determine the proceeding against [it] upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[13] Because Respondent has not responded to the Division's motion for summary disposition or the order to show cause, we find it appropriate to deem Respondent to be in default and to find that Respondent has forfeited any arguments raised in its answer.[14]

The record shows, and Respondent specifically admitted in its answer, that it had a class of securities registered with the Commission under Exchange Act Section 12(g) and that it had not complied with its annual reporting obligations for the 2021 and 2022 fiscal years. EDGAR further shows that Respondent has not made any periodic filings since July 19, 2022, when it filed a Form 20-F/A for the period ended December 31, 2020. These uncontested facts establish that Respondent violated Exchange Act Section 13(a) and the rules thereunder.[15]

B.   We deem it necessary and appropriate to revoke the registration of all classes of Respondent's registered securities.

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to revoke the registration of an issuer's securities if the issuer has failed to make required filings.[16] We apply a multifactor test to determine an appropriate sanction, considering, among other things:

> [T]he seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[17]

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[13]   17 C.F.R. § 201.155(a); *see also* Rule of Practice 180(c), 17 C.F.R. § 201.180(c) (authorizing the Commission to deem a party to be in default if the party fails to make any filing required by the Rules of Practice).

[14]   *Cf. William M. Apostelos*, Exchange Act Release No. 99539, 2024 WL 624007, at *2 & n.13 (Feb. 14, 2024) (finding that respondent forfeited any arguments made in his answer by not responding to motion for summary disposition).

[15]   *See supra* notes 4–8 and accompanying text.

[16]   15 U.S.C. § 78*l*(j); *see also id.* § 78m(a); 17 C.F.R. § 240.13a-1.

[17]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

Although these factors are nonexclusive, and no single factor is dispositive,[18] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other . . . factors would justify a sanction less than revocation."[19]

Respondent's violations were recurrent in that it has failed to file required annual reports over multiple years.[20] These violations are serious because "reporting requirements are 'the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.'"[21] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act . . . , depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[22] That Respondent repeatedly ignored its reporting obligations evinces "a 'high degree of culpability.'"[23] And because Respondent failed to respond to the Division's motion or to the show cause order, it has submitted no evidence of any efforts to remedy its past violations and ensure future compliance. Nor has it made any assurances against further violations. Indeed, Respondent has not filed any required annual reports since the OIP's issuance.[24]

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[18] *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[19] *Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011); *Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011).

[20] *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *China-Biotics,* 2013 WL 5883342, at *10 (failure to "file a single periodic report for more than a year and a half" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent).

[21] *Am.'s Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (alteration in original) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

[22] *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[23] *See, e.g.*, *Citizens Cap.*, 2012 WL 2499350, at *5 (quoting *Am.'s Sports Voice*, 2007 WL 858747, at *3).

[24] *See Nature's Sunshine Prods.*, 2009 WL 137145, at *5 & n.23, *6 n.27 (finding that we may consider "matters that fall outside the OIP in assessing appropriate sanctions," such as an issuer's failure to file additional required reports with the Commission) (comma omitted).

Accordingly, each of the factors we analyze favors revocation. Respondent, which has defaulted, has failed to make any showing to justify another sanction (let alone a strongly compelling one). It did nothing more than assert in its answer that revocation of the registration of its securities was not necessary because, it claimed, sanctions "would adversely impact its shareholders considering how close Respondent [wa]s to becoming current." It has made no filings since then, and it forfeited that argument by not responding to the Division's motion for summary disposition. Indeed, Respondent represented in November 2023 that it would become current in the near future but has still not made any required periodic filings since it made an amended filing in July 2022 for the period ended December 31, 2020. We therefore find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Respondent's registered securities.

An appropriate order will issue.

By the Commission (Chairman ATKINS and Commissioners PEIRCE, CRENSHAW, and UYEDA).

Vanessa A. Countryman
Secretary

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 103185 / June 4, 2025

Admin. Proc. File No. 3-21626

In the Matter of

EMPOWER CLINICS, INC.

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Empower Clinics, Inc. (CIK No. 1109504; ticker: EPWCF) under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocation is effective as of June 5, 2025.

By the Commission.

Vanessa A. Countryman
Secretary